                                                                      EXHIBIT 11


                STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS


                                  Year Ending December 31 ,
                             ---------------------------------
                                1995        1994        1993
                             ---------   ---------   ---------
Earnings per share:
  Primary
    Net Income                  1.84        1.84        1.76
  Fully diluted
    Net Income                  1.84        1.83        1.76

Primary and fully diluted earnings per share are calculated using the following number of adjusted weighted average shares outstanding:

                                  Year Ending December 31,
                             ---------------------------------
                               1995        1994         1993
                             ---------   ---------   ---------
     Primary                 4,452,660   4,438,187   4,421,984

     Fully diluted           4,459,458   4,446,850   4,421,833


The weighted average number of shares outstanding is adjusted to recognize the dilutive effect, if any, of outstanding employee stock options on both a primary and fully diluted basis.

The calculations of earnings per share above are based on the weighted average number of shares outstanding including all common stock and common stock equivalents in conformity with the instructions for Item 601 of Regulation S-K. The calculation of earnings per share for financial reporting purposes is based on the weighted average number of shares outstanding at December 31, 1995, 1994, and 1993, of 4,409,089, 4,393,312, and 4,378,445, respectively, without giving effect to the common stock equivalents resulting from the assumed exercise of stock options, which do not dilute earnings per share by more than 3 percent, in conformity with generally accepted accounting principles.





                                      -1-